            CHUBB GROUP OF INSURANCE COMPANIES                        DECLARATIONS
                                                                      FINANCIAL INSTITUTION INVESTMENT
            15 Mountain View Road, Warren, New Jersey 07059           COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its SUBSIDIARIES):                         Bond Number: 82047599

ADVANTAGE ADVISERS WHISTLER FUND, LLC
                                                                      VIGILANT INSURANCE COMPANY
C/O OPPENHEIMER ASSET MANAGEMENT INC.                                 Incorporated under the laws of New York
200 PARK AVENUE                                                       a stock insurance company herein called the COMPANY
NEW YORK, NY 10166
                                                                      55 Water Street, New York NY 10041-2899

ITEM 1.     BOND PERIOD:       from      12:01 a.m. on      September 2, 2008
                                 to      12:01 a.m. on      September 2, 2009

ITEM 2.     LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

            If "Not Covered" is inserted below opposite any specified INSURING
            CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS
            UNDER INSURING CLAUSE 1. SUSTAINED BY ANY INVESTMENT COMPANY.

                                                                                                DEDUCTIBLE
            INSURING CLAUSE                                           LIMIT OF LIABILITY          AMOUNT
            ---------------                                           ------------------        ----------
             1.   Employee                                            $ 1,500,000.              $ 25,000.
             2.   On Premises                                         $ 1,500,000.              $ 25,000.
             3.   In Transit                                          $ 1,500,000.              $ 25,000.
             4.   Forgery or Alteration                               $ 1,500,000.              $ 25,000.
             5.   Extended Forgery                                    $ 1,500,000.              $ 25,000.
             6.   Counterfeit Money                                   $ 1,500,000.              $ 25,000.
             7.   Threats to Person                                   $ Not Covered             $ N/A
             8.   Computer System                                     $ 1,500,000.              $ 25,000.
             9.   Voice Initiated Funds Transfer Instruction          $ 1,500,000.              $ 25,000.
            10.   Uncollectible Items of Deposit                      $ 25,000.                 $ 5,000.
            11.   Audit Expense                                       $ 25,000.                 $ 5,000.
            12.   Unauthorized Signatures                             $ 1,500,000.              $ 25,000.

ITEM 3.     THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE
            FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
            Endorsement Nos. 1 - 5

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

/s/ W. Andrew Macon                            /s/ Thomas F. Motamed

      Secretary                                       President

                                               /s/ Robert Hamburger
Countersigned by  _______________________      ---------------------------------
                                                   Authorized Representative

ICAP Bond (5-98) - Vigilant
Form 17-02-1422 (Ed. 5-98) Page 1 of 1

                              The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

INSURING CLAUSES

EMPLOYEE                      1.    Loss resulting directly from LARCENY or
                                    EMBEZZLEMENT committed by any EMPLOYEE,
                                    alone or in collusion with others.

ON PREMISES                   2.    Loss of PROPERTY resulting directly from
                                    robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such PROPERTY is lodged or deposited at premises located anywhere.

IN TRANSIT                    3.    Loss of PROPERTY resulting directly from
                                    common law or statutory larceny,
                                    misplacement, mysterious unexplainable
                                    disappearance, damage or destruction, while the PROPERTY is in transit anywhere:

                                    a.    in an armored motor vehicle, including
                                          loading and unloading thereof,

                                    b.    in the custody of a natural person
                                          acting as a messenger of the ASSURED,
                                          or

                                    c.    in the custody of a TRANSPORTATION
                                          COMPANY and being transported in a
                                          conveyance other than an armored motor
                                          vehicle provided, however, that
                                          covered PROPERTY transported in such
                                          manner is limited to the following:

                                          (1)   written records,

                                          (2)   securities issued in registered
                                                form, which are not endorsed or
                                                are restrictively endorsed, or

                                          (3)   negotiable instruments not
                                                payable to bearer, which are not
                                                endorsed or are restrictively
                                                endorsed.

                                    Coverage under this INSURING CLAUSE begins immediately on the receipt of such PROPERTY by the natural person or TRANSPORTATION COMPANY and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 1 of 19

INSURING CLAUSES
(CONTINUED)

FORGERY OR ALTERATION         4.    Loss resulting directly from:

                                    a.    FORGERY on, or fraudulent material
                                          alteration of, any bills of exchange,
                                          checks, drafts, acceptances,
                                          certificates of deposits, promissory
                                          notes, due bills, money orders, orders
                                          upon public treasuries, letters of
                                          credit, other written promises, orders
                                          or directions to pay sums certain in
                                          money, or receipts for the withdrawal
                                          of PROPERTY, or

                                    b.    transferring, paying or delivering any
                                          funds or other PROPERTY, or
                                          establishing any credit or giving any
                                          value in reliance on any written
                                          instructions, advices or applications
                                          directed to the ASSURED authorizing or
                                          acknowledging the transfer, payment,
                                          delivery or receipt of funds or other
                                          PROPERTY, which instructions, advices
                                          or applications fraudulently purport
                                          to bear the handwritten signature of
                                          any customer of the ASSURED, or
                                          shareholder or subscriber to shares of
                                          an INVESTMENT COMPANY, or of any
                                          financial institution or EMPLOYEE but
                                          which instructions, advices or
                                          applications either bear a FORGERY or
                                          have been fraudulently materially
                                          altered without the knowledge and
                                          consent of such customer, shareholder,
                                          subscriber, financial institution or
                                          EMPLOYEE;

                                    excluding, however, under this INSURING
                                    CLAUSE any loss covered under INSURING
                                    CLAUSE 5. of this Bond, whether or not
                                    coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

                                    For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

EXTENDED FORGERY              5.    Loss resulting directly from the ASSURED
                                    having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

                                    a.    acquired, accepted or received,
                                          accepted or received, sold or
                                          delivered, or given value, extended
                                          credit or assumed liability, in
                                          reliance on any original SECURITIES,
                                          DOCUMENTS OR OTHER WRITTEN INSTRUMENTS
                                          which prove to:

                                          (1)   bear a FORGERY or a fraudulently
                                                material alteration,

                                          (2)   have been lost or stolen, or

                                          (3)   be COUNTERFEIT, or

                                    b.    guaranteed in writing or witnessed any
                                          signatures on any transfer,
                                          assignment, bill of sale, power of
                                          attorney, guarantee, endorsement or
                                          other obligation upon or in connection
                                          with any SECURITIES, DOCUMENTS OR
                                          OTHER WRITTEN INSTRUMENTS.

                                    Actual physical possession, and continued actual physical possession if taken as collateral, of such SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS by an EMPLOYEE, CUSTODIAN, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 2 of 19

INSURING CLAUSES

EXTENDED FORGERY                    For the purpose of this INSURING CLAUSE, a
(CONTINUED)                         mechanically reproduced facsimile signature
                                    is treated the same as a handwritten
                                    signature.

COUNTERFEIT MONEY             6.    Loss resulting directly from the receipt by
                                    the ASSURED in good faith of any COUNTERFEIT money.

THREATS TO PERSON             7.    Loss resulting directly from surrender of
                                    PROPERTY away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an EMPLOYEE as defined in Section 1.e. (1), (2) and (5), a
                                    RELATIVE or invitee of such EMPLOYEE, or a resident of the household of such EMPLOYEE, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such PROPERTY:

                                    a.    the EMPLOYEE who receives the threat
                                          has made a reasonable effort to notify
                                          an officer of the ASSURED who is not
                                          involved in such threat, and

                                    b.    the ASSURED has made a reasonable
                                          effort to notify the Federal Bureau of
                                          Investigation and local law
                                          enforcement authorities concerning
                                          such threat.

                                    It is agreed that for purposes of this
                                    INSURING CLAUSE, any EMPLOYEE of the
                                    ASSURED, as set forth in the preceding
                                    paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such EMPLOYEE has a legal or equitable interest.

COMPUTER SYSTEM               8.    Loss resulting directly from fraudulent:

                                    a.    entries of data into, or

                                    b.    changes of data elements or programs
                                          within,

                                    a COMPUTER SYSTEM, provided the fraudulent entry or change causes:

                                          (1)   funds or other property to be
                                                transferred, paid or delivered,

                                          (2)   an account of the ASSURED or of
                                                its customer to be added,
                                                deleted, debited or credited, or

                                          (3)   an unauthorized account or a
                                                fictitious account to be debited
                                                or credited.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 3 of 19

INSURING CLAUSES
(CONTINUED)

VOICE INITIATED FUNDS         9.    Loss resulting directly from VOICE INITIATED
TRANSFER INSTRUCTION                FUNDS TRANSFER INSTRUCTION directed to the
                                    ASSURED authorizing the transfer of
                                    dividends or redemption proceeds of
                                    INVESTMENT COMPANY shares from a CUSTOMER'S account, provided such VOICE INITIATED FUNDS
                                    TRANSFER INSTRUCTION was:

                                    a.    received at the ASSURED'S offices by
                                          those EMPLOYEES of the ASSURED
                                          specifically authorized to receive the
                                          VOICE INITIATED FUNDS TRANSFER
                                          INSTRUCTION,

                                    b.    made by a person purporting to be a
                                          CUSTOMER, and

                                    c.    made by said person for the purpose of
                                          causing the ASSURED or CUSTOMER to
                                          sustain a loss or making an improper
                                          personal financial gain for such
                                          person or any other person.

                                    In order for coverage to apply under this INSURING CLAUSE, all VOICE INITIATED FUNDS TRANSFER INSTRUCTIONS must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

UNCOLLECTIBLE ITEMS OF        10.   Loss resulting directly from the ASSURED
DEPOSIT                             having credited an account of a customer,
                                    shareholder or subscriber on the faith of any ITEMS OF DEPOSIT which prove to be uncollectible, provided that the crediting of such account causes:

                                    a.    redemptions or withdrawals to be
                                          permitted,

                                    b.    shares to be issued, or

                                    c.    dividends to be paid,

                                    from an account of an INVESTMENT COMPANY.

                                    In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold ITEMS OF DEPOSIT for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such ITEMS OF DEPOSIT. ITEMS OF DEPOSIT shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

AUDIT EXPENSE                 11.   Expense incurred by the ASSURED for that
                                    part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 4 of 19

GENERAL AGREEMENTS

ADDITIONAL COMPANIES          A.    If more than one corporation, or INVESTMENT
INCLUDED AS ASSURED                 COMPANY, or any combination of them is
                                    included as the ASSURED herein:

                                    (1)   The total liability of the COMPANY
                                          under this Bond for loss or losses
                                          sustained by any one or more or all of
                                          them shall not exceed the limit for
                                          which the COMPANY would be liable
                                          under this Bond if all such loss were
                                          sustained by any one of them.

                                    (2)   Only the first named ASSURED shall be
                                          deemed to be the sole agent of the
                                          others for all purposes under this
                                          Bond, including but not limited to the
                                          giving or receiving of any notice or
                                          proof required to be given and for the
                                          purpose of effecting or accepting any
                                          amendments to or termination of this
                                          Bond. The COMPANY shall furnish each
                                          INVESTMENT COMPANY with a copy of the
                                          Bond and with any amendment thereto,
                                          together with a copy of each formal
                                          filing of claim by any other named
                                          ASSURED and notification of the terms
                                          of the settlement of each such claim
                                          prior to the execution of such
                                          settlement.

                                    (3)   The COMPANY shall not be responsible
                                          for the proper application of any
                                          payment made hereunder to the first
                                          named ASSURED.

                                    (4)   Knowledge possessed or discovery made
                                          by any partner, director, trustee,
                                          officer or supervisory employee of any
                                          ASSURED shall constitute knowledge or
                                          discovery by all the ASSUREDS for the
                                          purposes of this Bond.

                                    (5)   If the first named ASSURED ceases for
                                          any reason to be covered under this
                                          Bond, then the ASSURED next named on
                                          the APPLICATION shall thereafter be
                                          considered as the first named ASSURED
                                          for the purposes of this Bond.

REPRESENTATION MADE BY        B.    The ASSURED represents that all information
ASSURED                             it has furnished in the APPLICATION for this
                                    Bond or otherwise is complete, true and
                                    correct. Such APPLICATION and other
                                    information constitute part of this Bond.

                                    The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                                    Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 5 of 19

GENERAL AGREEMENTS
(CONTINUED)

ADDITIONAL OFFICES OR         C.    If the ASSURED, other than an INVESTMENT
EMPLOYEES - CONSOLIDATION,          COMPANY, while this Bond is in force, merges
MERGER OR PURCHASE OR               or consolidates with, or purchases or
ACQUISITION OF ASSETS OR            acquires assets or liabilities of another
LIABILITIES - NOTICE TO             institution, the ASSURED shall not have the
COMPANY                             coverage afforded under this Bond for loss
                                    which has:

                                    (1)   occurred or will occur on premises, or

                                    (2)   been caused or will be caused by an
                                          employee, or

                                    (3)   arisen or will arise out of the assets
                                          or liabilities, of such institution,
                                          unless the ASSURED:

                                    a.    gives the COMPANY written notice of
                                          the proposed consolidation, merger or
                                          purchase or acquisition of assets or
                                          liabilities prior to the proposed
                                          effective date of such action, and

                                    b.    obtains the written consent of the
                                          COMPANY to extend some or all of the
                                          coverage provided by this Bond to such
                                          additional exposure, and

                                    c.    on obtaining such consent, pays to the
                                          COMPANY an additional premium.

CHANGE OF CONTROL -           D.    When the ASSURED learns of a change in
NOTICE TO COMPANY                   control (other than in an INVESTMENT
                                    COMPANY), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

                                    (1)   the names of the transferors and
                                          transferees (or the names of the
                                          beneficial owners if the voting
                                          securities are registered in another
                                          name),

                                    (2)   the total number of voting securities
                                          owned by the transferors and the
                                          transferees (or the beneficial
                                          owners), both immediately before and
                                          after the transfer, and

                                    (3)   the total number of outstanding voting
                                          securities.

                                    Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

COURT COSTS AND               E.    The COMPANY will indemnify the ASSURED for
ATTORNEYS' FEES                     court costs and reasonable attorneys' fees
                                    incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING
                                    CLAUSE 1., this Section shall only apply in the event that:

                                    (1)   an EMPLOYEE admits to being guilty of
                                          LARCENY OR EMBEZZLEMENT,

                                    (2)   an EMPLOYEE is adjudicated to be
                                          guilty of LARCENY OR EMBEZZLEMENT, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 6 of 19

GENERAL AGREEMENTS

COURT COSTS AND                     (3)   in the absence of 1 or 2 above, an
ATTORNEYS' FEES                           arbitration panel agrees, after a
(CONTINUED)                               review of an agreed statement of facts
                                          between the COMPANY and the ASSURED,
                                          that an EMPLOYEE would be found guilty
                                          of LARCENY OR EMBEZZLEMENT if such
                                          EMPLOYEE were prosecuted.

                                    The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                                    If the COMPANY declines to defend the
                                    ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                                    If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                                    If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

                                    If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM

                                    2.    of the DECLARATIONS for the applicable
                                    INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

                                    Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 7 of 19

CONDITIONS AND
LIMITATIONS

DEFINITIONS                   1.    As used in this Bond:

                                    a.    COMPUTER SYSTEM means a computer and
                                          all input, output, processing,
                                          storage, off-line media libraries, and
                                          communication facilities which are
                                          connected to the computer and which
                                          are under the control and supervision
                                          of the operating system(s) or
                                          application(s) software used by the
                                          ASSURED.

                                    b.    COUNTERFEIT means an imitation of an
                                          actual valid original which is
                                          intended to deceive and be taken as
                                          the original.

                                    c.    CUSTODIAN means the institution
                                          designated by an INVESTMENT COMPANY to
                                          maintain possession and control of its
                                          assets.

                                    d.    CUSTOMER means an individual,
                                          corporate, partnership, trust
                                          customer, shareholder or subscriber of
                                          an INVESTMENT COMPANY which has a
                                          written agreement with the ASSURED for
                                          VOICE INITIATED FUNDS TRANSFER
                                          INSTRUCTION.

                                    e.    EMPLOYEE means:

                                          (1)   an officer of the ASSURED,

                                          (2)   a natural person while in the
                                                regular service of the ASSURED
                                                at any of the ASSURED'S premises
                                                and compensated directly by the
                                                ASSURED through its payroll
                                                system and subject to the United
                                                States Internal Revenue Service
                                                Form W-2 or equivalent income
                                                reporting plans of other
                                                countries, and whom the ASSURED
                                                has the right to control and
                                                direct both as to the result to
                                                be accomplished and details and
                                                means by which such result is
                                                accomplished in the performance
                                                of such service,

                                          (3)   a guest student pursuing studies
                                                or performing duties in any of
                                                the ASSURED'S premises,

                                          (4)   an attorney retained by the
                                                ASSURED and an employee of such
                                                attorney while either is
                                                performing legal services for
                                                the ASSURED,

                                          (5)   a natural person provided by an
                                                employment contractor to perform
                                                employee duties for the ASSURED
                                                under the ASSURED'S supervision
                                                at any of the ASSURED'S
                                                premises,

                                          (6)   an employee of an institution
                                                merged or consolidated with the
                                                ASSURED prior to the effective
                                                date of this Bond,

                                          (7)   a director or trustee of the
                                                ASSURED, but only while
                                                performing acts within the scope
                                                of the customary and usual
                                                duties of any officer or other
                                                employee of the ASSURED or while
                                                acting as a member of any
                                                committee duly elected or
                                                appointed to examine or audit or
                                                have custody of or access to
                                                PROPERTY of the ASSURED, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 8 of 19

CONDITIONS AND
LIMITATIONS

DEFINITIONS                               (8)   each natural person, partnership
(CONTINUED)                                     or corporation authorized by
                                                written agreement with the
                                                ASSURED to perform services as
                                                electronic data processor of
                                                checks or other accounting
                                                records related to such checks
                                                but only while such person,
                                                partnership or corporation is
                                                actually performing such
                                                services and not:

                                                a.    creating, preparing,
                                                      modifying or maintaining
                                                      the ASSURED'S computer
                                                      software or programs, or

                                                b.    acting as transfer agent
                                                      or in any other agency
                                                      capacity in issuing
                                                      checks, drafts or
                                                      securities for the
                                                      ASSURED,

                                          (9)   any partner, officer or employee
                                                of an investment advisor, an
                                                underwriter (distributor), a
                                                transfer agent or shareholder
                                                accounting recordkeeper, or an
                                                administrator, for an INVESTMENT
                                                COMPANY while performing acts
                                                coming within the scope of the
                                                customary and usual duties of an
                                                officer or employee of an
                                                INVESTMENT COMPANY or acting as
                                                a member of any committee duly
                                                elected or appointed to examine,
                                                audit or have custody of or
                                                access to PROPERTY of AN
                                                INVESTMENT COMPANY.

                                                The term EMPLOYEE shall not
                                                include any partner, officer or
                                                employee of a transfer agent,
                                                shareholder accounting
                                                recordkeeper or administrator:

                                                a.    which is not an
                                                      "affiliated person" (as
                                                      defined in Section 2(a) of
                                                      the Investment Company Act
                                                      of 1940) of an INVESTMENT
                                                      COMPANY or of the
                                                      investment advisor or
                                                      underwriter (distributor)
                                                      of such INVESTMENT
                                                      COMPANY, or

                                                b.    which is a "bank" (as
                                                      defined in Section 2(a) of
                                                      the Investment Company Act
                                                      of 1940).

                                                      This Bond does not afford
                                                      coverage in favor of the
                                                      employers of persons as
                                                      set forth in e. (4), (5)
                                                      and (8) above, and upon
                                                      payment to the ASSURED by
                                                      the COMPANY resulting
                                                      directly from LARCENY OR
                                                      EMBEZZLEMENT committed by
                                                      any of the partners,
                                                      officers or employees of
                                                      such employers, whether
                                                      acting alone or in
                                                      collusion with others, an
                                                      assignment of such of the
                                                      ASSURED'S rights and
                                                      causes of action as it may
                                                      have against such
                                                      employers by reason of
                                                      such acts so committed
                                                      shall, to the extent of
                                                      such payment, be given by
                                                      the ASSURED to the
                                                      COMPANY, and the ASSURED
                                                      shall execute all papers
                                                      necessary to secure to the
                                                      COMPANY the rights
                                                      provided for herein.

                                                Each employer of persons as set
                                                forth in e.(4), (5) and (8)
                                                above and the partners, officers
                                                and other employees of such
                                                employers shall collectively be
                                                deemed to be one person for all
                                                the purposes of this Bond;
                                                excepting, however, the fifth
                                                paragraph of Section 13.

                                                Independent contractors not
                                                specified in e.(4), (5) or (8)
                                                above, intermediaries, agents,
                                                brokers or other representatives
                                                of the same general character
                                                shall not be considered
                                                EMPLOYEES.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 9 of 19

CONDITIONS AND
LIMITATIONS

DEFINITIONS                         f.    FORGERY means the signing of the name
(CONTINUED)                               of another natural person with the
                                          intent to deceive but does not mean a
                                          signature which consists in whole or
                                          in part of one's own name, with or
                                          without authority, in any capacity for
                                          any purpose.

                                    g.    INVESTMENT COMPANY means any
                                          investment company registered under
                                          the Investment Company Act of 1940 and
                                          listed under the NAME OF ASSURED on
                                          the DECLARATIONS.

                                    h.    ITEMS OF DEPOSIT means one or more
                                          checks or drafts drawn upon a
                                          financial institution in the United
                                          States of America.

                                    i.    LARCENY OR EMBEZZLEMENT means larceny
                                          or embezzlement as defined in Section
                                          37 of the Investment Company Act of
                                          1940.

                                    j.    PROPERTY means money, revenue and
                                          other stamps; securities; including
                                          any note, stock, treasury stock, bond,
                                          debenture, evidence of indebtedness,
                                          certificate of deposit, certificate of
                                          interest or participation in any
                                          profit- sharing agreement, collateral
                                          trust certificate, preorganization
                                          certificate or subscription,
                                          transferable share, investment
                                          contract, voting trust certificate,
                                          certificate of deposit for a security,
                                          fractional undivided interest in oil,
                                          gas, or other mineral rights, any
                                          interest or instruments commonly known
                                          as a security under the Investment
                                          Company Act of 1940, any other
                                          certificate of interest or
                                          participation in, temporary or interim
                                          certificate for, receipt for,
                                          guarantee of, or warrant or right to
                                          subscribe to or purchase any of the
                                          foregoing; bills of exchange;
                                          acceptances; checks; withdrawal
                                          orders; money orders; travelers'
                                          letters of credit; bills of lading;
                                          abstracts of title; insurance
                                          policies, deeds, mortgages on real
                                          estate and/or upon chattels and
                                          interests therein; assignments of such
                                          policies, deeds or mortgages; other
                                          valuable papers, including books of
                                          accounts and other records used by the
                                          ASSURED in the conduct of its business
                                          (but excluding all electronic data
                                          processing records); and, all other
                                          instruments similar to or in the
                                          nature of the foregoing in which the
                                          ASSURED acquired an interest at the
                                          time of the ASSURED'S consolidation or
                                          merger with, or purchase of the
                                          principal assets of, a predecessor or
                                          which are held by the ASSURED for any
                                          purpose or in any capacity and whether
                                          so held gratuitously or not and
                                          whether or not the ASSURED is liable
                                          therefor.

                                    k.    RELATIVE means the spouse of an
                                          EMPLOYEE or partner of the ASSURED and
                                          any unmarried child supported wholly
                                          by, or living in the home of, such
                                          EMPLOYEE or partner and being related
                                          to them by blood, marriage or legal
                                          guardianship.

                                    l.    SECURITIES, DOCUMENTS OR OTHER WRITTEN
                                          INSTRUMENTS means original (including
                                          original counterparts) negotiable or
                                          non-negotiable instruments, or
                                          assignments thereof, which in and of
                                          themselves represent an equitable
                                          interest, ownership, or debt and which
                                          are in the ordinary course of business
                                          transferable by delivery of such
                                          instruments with any necessary
                                          endorsements or assignments.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 10 of 19

CONDITIONS AND
LIMITATIONS

DEFINITIONS                         m.    SUBSIDIARY means any organization
(CONTINUED)                               that, at the inception date of this
                                          Bond, is named in the APPLICATION or
                                          is created during the BOND PERIOD and
                                          of which more than fifty percent (50%)
                                          of the outstanding securities or
                                          voting rights representing the present
                                          right to vote for election of
                                          directors is owned or controlled by
                                          the ASSURED either directly or through
                                          one or more of its subsidiaries.

                                    n.    TRANSPORTATION COMPANY means any
                                          organization which provides its own or
                                          its leased vehicles for transportation
                                          or which provides freight forwarding
                                          or air express services.

                                    o.    VOICE INITIATED ELECTION means any
                                          election concerning dividend options
                                          available to INVESTMENT COMPANY
                                          shareholders or subscribers which is
                                          requested by voice over the telephone.

                                    p.    VOICE INITIATED REDEMPTION means any
                                          redemption of shares issued by an
                                          INVESTMENT COMPANY which is requested
                                          by voice over the telephone.

                                    q.    VOICE INITIATED FUNDS TRANSFER
                                          INSTRUCTION means any VOICE INITIATED
                                          REDEMPTION or VOICE INITIATED
                                          ELECTION.

                                    For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

GENERAL EXCLUSIONS -          2.    THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
APPLICABLE TO ALL INSURING          COVER:
CLAUSES
                                    a.    loss not reported to the COMPANY in
                                          writing within sixty (60) days after
                                          termination of this Bond as an
                                          entirety;

                                    b.    loss due to riot or civil commotion
                                          outside the United States of America
                                          and Canada, or any loss due to
                                          military, naval or usurped power, war
                                          or insurrection. This Section 2.b.,
                                          however, shall not apply to loss which
                                          occurs in transit in the circumstances
                                          recited in INSURING CLAUSE 3.,
                                          provided that when such transit was
                                          initiated there was no knowledge on
                                          the part of any person acting for the
                                          ASSURED of such riot, civil commotion,
                                          military, naval or usurped power, war
                                          or insurrection;

                                    c.    loss resulting from the effects of
                                          nuclear fission or fusion or
                                          radioactivity;

                                    d.    loss of potential income including,
                                          but not limited to, interest and
                                          dividends not realized by the ASSURED
                                          or by any customer of the ASSURED;

                                    e.    damages of any type for which the
                                          ASSURED is legally liable, except
                                          compensatory damages, but not
                                          multiples thereof, arising from a loss
                                          covered under this Bond;

                                    f.    costs, fees and expenses incurred by
                                          the ASSURED in establishing the
                                          existence of or amount of loss under
                                          this Bond, except to the extent
                                          covered under INSURING CLAUSE 11.;

                                    g.    loss resulting from indirect or
                                          consequential loss of any nature;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 11 of 19

CONDITIONS AND
LIMITATIONS

GENERAL EXCLUSIONS -                h.    loss resulting from dishonest acts by
APPLICABLE TO ALL INSURING                any member of the Board of Directors
CLAUSES                                   or Board of Trustees of the ASSURED
(CONTINUED)                               who is not an EMPLOYEE, acting alone
                                          or in collusion with others;

                                    i.    loss, or that part of any loss,
                                          resulting solely from any violation by
                                          the ASSURED or by any EMPLOYEE:

                                          (1)   of any law regulating:

                                                a.    the issuance, purchase or
                                                      sale of securities,

                                                b.    securities transactions on
                                                      security or commodity
                                                      exchanges or the over the
                                                      counter market,

                                                c.    investment companies,

                                                d.    investment advisors, or

                                          (2)   of any rule or regulation made
                                                pursuant to any such law; or

                                    j.    loss of confidential information,
                                          material or data;

                                    k.    loss resulting from voice requests or
                                          instructions received over the
                                          telephone, provided however, this
                                          Section 2.k. shall not apply to
                                          INSURING CLAUSE 7. or 9.

SPECIFIC EXCLUSIONS -         3.    THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
APPLICABLE TO ALL INSURING          COVER:
CLAUSES EXCEPT INSURING
CLAUSE 1.                           a.    loss caused by an EMPLOYEE, provided,
                                          however, this Section 3.a. shall not
                                          apply to loss covered under INSURING
                                          CLAUSE 2. or 3. which results directly
                                          from misplacement, mysterious
                                          unexplainable disappearance, or damage
                                          or destruction of PROPERTY;

                                    b.    loss through the surrender of property
                                          away from premises of the ASSURED as a
                                          result of a threat:

                                          (1)   to do bodily harm to any natural
                                                person, except loss of PROPERTY
                                                in transit in the custody of any
                                                person acting as messenger of
                                                the ASSURED, provided that when
                                                such transit was initiated there
                                                was no knowledge by the ASSURED
                                                of any such threat, and provided
                                                further that this Section 3.b.
                                                shall not apply to INSURING
                                                CLAUSE 7., or

                                          (2)   to do damage to the premises or
                                                PROPERTY of the ASSURED;

                                    c.    loss resulting from payments made or
                                          withdrawals from any account involving
                                          erroneous credits to such account;

                                    d.    loss involving ITEMS OF DEPOSIT which
                                          are not finally paid for any reason
                                          provided however, that this Section
                                          3.d. shall not apply to INSURING
                                          CLAUSE 10.;

                                    e.    loss of property while in the mail;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 12 of 19

CONDITIONS AND
LIMITATIONS

SPECIFIC EXCLUSIONS -               f.    loss resulting from the failure for
APPLICABLE TO ALL INSURING                any reason of a financial or
CLAUSES EXCEPT INSURING                   depository institution, its receiver
CLAUSE 1.                                 or other liquidator to pay or deliver
(CONTINUED)                               funds or other PROPERTY to the ASSURED
                                          provided further that this Section
                                          3.f. shall not apply to loss of
                                          PROPERTY resulting directly from
                                          robbery, burglary, misplacement,
                                          mysterious unexplainable
                                          disappearance, damage, destruction or
                                          removal from the possession, custody
                                          or control of the ASSURED.

                                    g.    loss of PROPERTY while in the custody
                                          of a TRANSPORTATION COMPANY, provided
                                          however, that this Section 3.g. shall
                                          not apply to INSURING CLAUSE 3.;

                                    h.    loss resulting from entries or changes
                                          made by a natural person with
                                          authorized access to a COMPUTER SYSTEM
                                          who acts in good faith on
                                          instructions, unless such instructions
                                          are given to that person by a software
                                          contractor or its partner, officer, or
                                          employee authorized by the ASSURED to
                                          design, develop, prepare, supply,
                                          service, write or implement programs
                                          for the ASSURED's COMPUTER SYSTEM; or

                                    i.    loss resulting directly or indirectly
                                          from the input of data into a COMPUTER
                                          SYSTEM terminal, either on the
                                          premises of the customer of the
                                          ASSURED or under the control of such a
                                          customer, by a customer or other
                                          person who had authorized access to
                                          the customer's authentication
                                          mechanism.

SPECIFIC EXCLUSIONS -         4.    THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
APPLICABLE TO ALL INSURING          COVER:
CLAUSES EXCEPT INSURING
CLAUSES 1., 4., AND 5.              a.    loss resulting from the complete or
                                          partial non-payment of or default on
                                          any loan whether such loan was
                                          procured in good faith or through
                                          trick, artifice, fraud or false
                                          pretenses; provided, however, this
                                          Section 4.a. shall not apply to
                                          INSURING CLAUSE 8.;

                                    b.    loss resulting from forgery or any
                                          alteration;

                                    c.    loss involving a counterfeit provided,
                                          however, this Section 4.c. shall not
                                          apply to INSURING CLAUSE 5. or 6.

LIMIT OF LIABILITY/NON-       5.    At all times prior to termination of this
REDUCTION AND NON-                  Bond, this Bond shall continue in force for
ACCUMULATION OF LIABILITY           the limit stated in the applicable sections
                                    of ITEM 2. of the DECLARATIONS,
                                    notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

                                    a.    any one act of burglary, robbery or
                                          hold-up, or attempt thereat, in which
                                          no EMPLOYEE is concerned or
                                          implicated, or

                                    b.    any one unintentional or negligent act
                                          on the part of any one person
                                          resulting in damage to or destruction
                                          or misplacement of PROPERTY, or

                                    c.    all acts, other than those specified
                                          in a. above, of any one person, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 13 of 19

CONDITIONS AND
LIMITATIONS

LIMIT OF LIABILITY/NON-             d.    any one casualty or event other than
REDUCTION AND NON-                  those specified in a., b., or c. above,
ACCUMULATION OF LIABILITY           shall be deemed to be one loss and shall be
(CONTINUED)                         limited to the applicable LIMIT OF LIABILITY
                                    stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

                                    All acts, as specified in c. above, of any one person which

                                    i.    directly or indirectly aid in any way
                                          wrongful acts of any other person or
                                          persons, or

                                    ii.   permit the continuation of wrongful
                                          acts of any other person or persons

                                    whether such acts are committed with or
                                    without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

DISCOVERY                     6.    This Bond applies only to loss first
                                    discovered by an officer of the ASSURED
                                    during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

                                    a.    facts which may subsequently result in
                                          a loss of a type covered by this Bond,
                                          or

                                    b.    an actual or potential claim in which
                                          it is alleged that the ASSURED is
                                          liable to a third party,

                                    regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

NOTICE TO COMPANY -           7.    a.    The ASSURED shall give the COMPANY
PROOF - LEGAL PROCEEDINGS                 notice thereof at the earliest
AGAINST COMPANY                           practicable moment, not to exceed
                                          sixty (60) days after discovery of
                                          loss, in an amount that is in excess
                                          of 50% of the applicable DEDUCTIBLE
                                          AMOUNT, as stated in ITEM 2. of the
                                          DECLARATIONS.

                                    b.    The ASSURED shall furnish to the
                                          COMPANY proof of loss, duly sworn to,
                                          with full particulars within six (6)
                                          months after such discovery.

                                    c.    Securities listed in a proof of loss
                                          shall be identified by certificate or
                                          bond numbers, if issued with them.

                                    d.    Legal proceedings for the recovery of
                                          any loss under this Bond shall not be
                                          brought prior to the expiration of
                                          sixty (60) days after the proof of
                                          loss is filed with the COMPANY or
                                          after the expiration of twenty-four
                                          (24) months from the discovery of such
                                          loss.

                                    e.    This Bond affords coverage only in
                                          favor of the ASSURED. No claim, suit,
                                          action or legal proceedings shall be
                                          brought under this Bond by anyone
                                          other than the ASSURED.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 14 of 19

CONDITIONS AND
LIMITATIONS

NOTICE TO COMPANY -                 f.    Proof of loss involving VOICE
PROOF - LEGAL PROCEEDINGS                 INITIATED FUNDS TRANSFER INSTRUCTION
AGAINST COMPANY                           shall include electronic recordings of
(CONTINUED)                               such instructions.

DEDUCTIBLE AMOUNT             8.    The COMPANY shall not be liable under any
                                    INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in
                                    ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

                                    There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any INVESTMENT COMPANY.

VALUATION                     9.    BOOKS OF ACCOUNT OR OTHER RECORDS

                                    The value of any loss of PROPERTY consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

                                    The value of any loss of PROPERTY other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such PROPERTY on the business day immediately preceding discovery of such loss provided, however, that the value of any PROPERTY replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such PROPERTY shall be the actual market value at the time of replacement.

                                    In the case of a loss of interim
                                    certificates, warrants, rights or other
                                    securities, the production of which is
                                    necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such PROPERTY or for such privileges, the value shall be fixed by agreement between the parties.

                                    OTHER PROPERTY

                                    The value of any loss of PROPERTY, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such PROPERTY with PROPERTY of like quality and value, whichever is less.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 15 of 19

CONDITIONS AND
LIMITATIONS
(CONTINUED)

SECURITIES SETTLEMENT         10.   In the event of a loss of securities covered
                                    under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

                                    The indemnity required from the ASSURED
                                    under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

                                    a.    for securities having a value less
                                          than or equal to the applicable
                                          DEDUCTIBLE AMOUNT - one hundred (100%)
                                          percent;

                                    b.    for securities having a value in
                                          excess of the DEDUCTIBLE AMOUNT but
                                          within the applicable LIMIT OF
                                          LIABILITY - the percentage that the
                                          DEDUCTIBLE AMOUNT bears to the value
                                          of the securities;

                                    c.    for securities having a value greater
                                          than the applicable LIMIT OF LIABILITY
                                          - the percentage that the DEDUCTIBLE
                                          AMOUNT and portion in excess of the
                                          applicable LIMIT OF LIABILITY bears to
                                          the value of the securities.

                                    The value referred to in Section 10.a., b., and c. is the value in accordance with
                                    Section 9, VALUATION, regardless of the
                                    value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                                    The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

                                    The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

SUBROGATION - ASSIGNMENT -    11.   In the event of a payment under this Bond,
RECOVERY                            the COMPANY shall be subrogated to all of
                                    the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

                                    Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

                                    a.    first, to the satisfaction of the
                                          ASSURED'S loss which would otherwise
                                          have been paid but for the fact that
                                          it is in excess of the applicable
                                          LIMIT OF LIABILITY,

                                    b.    second, to the COMPANY in satisfaction
                                          of amounts paid in settlement of the
                                          ASSURED'S claim,

                                    c.    third, to the ASSURED in satisfaction
                                          of the applicable DEDUCTIBLE AMOUNT,
                                          and

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 16 of 19

CONDITIONS AND
LIMITATIONS

SUBROGATION - ASSIGNMENT -          d.    fourth, to the ASSURED in satisfaction
RECOVERY                                  of any loss suffered by the ASSURED
(CONTINUED)                               which was not covered under this Bond.

                                    Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

COOPERATION OF ASSURED        12.   At the COMPANY'S request and at reasonable
                                    times and places designated by the COMPANY, the ASSURED shall:

                                    a.    submit to examination by the COMPANY
                                          and subscribe to the same under oath,

                                    b.    produce for the COMPANY'S examination
                                          all pertinent records, and

                                    c.    cooperate with the COMPANY in all
                                          matters pertaining to the loss.

                                    The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

TERMINATION                   13.   If the Bond is for a sole ASSURED, it shall
                                    not be terminated unless written notice
                                    shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                                    If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED INVESTMENT COMPANIES and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                                    This Bond will terminate as to any one
                                    ASSURED, other than an INVESTMENT COMPANY:

                                    a.    immediately on the taking over of such
                                          ASSURED by a receiver or other
                                          liquidator or by State or Federal
                                          officials, or

                                    b.    immediately on the filing of a
                                          petition under any State or Federal
                                          statute relative to bankruptcy or
                                          reorganization of the ASSURED, or
                                          assignment for the benefit of
                                          creditors of the ASSURED, or

                                    c.    immediately upon such ASSURED ceasing
                                          to exist, whether through merger into
                                          another entity, disposition of all of
                                          its assets or otherwise.

                                    The COMPANY shall refund the unearned
                                    premium computed at short rates in
                                    accordance with the standard short rate
                                    cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 17 of 19

CONDITIONS AND
LIMITATIONS

TERMINATION                         If any partner, director, trustee, or
(CONTINUED)                         officer or supervisory employee of an
                                    ASSURED not acting in collusion with an
                                    EMPLOYEE learns of any dishonest act
                                    committed by such EMPLOYEE at any time,
                                    whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

                                    a.    shall immediately remove such EMPLOYEE
                                          from a position that would enable such
                                          EMPLOYEE to cause the ASSURED to
                                          suffer a loss covered by this Bond;
                                          and

                                    b.    within forty-eight (48) hours of
                                          learning that an EMPLOYEE has
                                          committed any dishonest act, shall
                                          notify the COMPANY, of such action and
                                          provide full particulars of such
                                          dishonest act.

                                    The COMPANY may terminate coverage as
                                    respects any EMPLOYEE sixty (60) days after written notice is received by each ASSURED INVESTMENT COMPANY and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such EMPLOYEE.

OTHER INSURANCE               14.   Coverage under this Bond shall apply only as
                                    excess over any valid and collectible
                                    insurance, indemnity or suretyship obtained by or on behalf of:

                                    a.    the ASSURED,

                                    b.    a TRANSPORTATION COMPANY, or

                                    c.    another entity on whose premises the
                                          loss occurred or which employed the
                                          person causing the loss or engaged the
                                          messenger conveying the PROPERTY
                                          involved.

CONFORMITY                    15.   If any limitation within this Bond is
                                    prohibited by any law controlling this
                                    Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

CHANGE OR MODIFICATION        16.   This Bond or any instrument amending or
                                    affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

                                    If this Bond is for a sole ASSURED, no
                                    change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 18 of 19

CONDITIONS AND
LIMITATIONS

CHANGE OR MODIFICATION              If this Bond is for a joint ASSURED, no
(CONTINUED)                         charge or modification which would adversely
                                    affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured INVESTMENT COMPANIES and to the Securities and Exchange Commission,
                                    Washington, D.C., by the COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 19 of 19

                                                      VIGILANT INSURANCE COMPANY
                                                      Endorsement No: 1
                                                      Bond Number:    82047599

NAME OF ASSURED: ADVANTAGE ADVISERS WHISTLER FUND, LLC

                        AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Advantage Advisers Xanthus Fund, LLC
Advantage Advisers Management, LLC

This Endorsement applies to loss discovered after 12:01 a.m. on September 2, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 2, 2008

By /s/ Robert Hamburger
   ---------------------------
    Authorized Representative

ICAP Bond
Form 17-02-6272 (Ed. 8-04) Page 1

                                                      VIGILANT INSURANCE COMPANY
                                                      Endorsement No.: 2
                                                      Bond Number:     82047599

NAME OF ASSURED: ADVANTAGE ADVISERS WHISTLER FUND, LLC

                       UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.    By adding the following INSURING CLAUSE:

      12.   Unauthorized Signature

            Loss resulting directly from the ASSURED having accepted, paid or cashed any check or WITHDRAWAL ORDER made or drawn on or against the account of the ASSURED'S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

            It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.    By adding to Section 1., Definitions, the following:

      r. INSTRUCTION means a written order to the issuer of an UNCERTIFICATED SECURITY requesting that the transfer, pledge or release from pledge of the specified UNCERTIFICATED SECURITY be registered.

      s. UNCERTIFICATED SECURITY means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

            (1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

            (2) of a type commonly dealt in on securities exchanges or markets, and

            (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

ICAP Bond
Form 17-02-5602 (Ed. 10-03) Page 1

      t. WITHDRAWAL ORDER means a non-negotiable instrument, other than an INSTRUCTION, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on September 2, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 2, 2008

   /s/ Robert Hamburger
   ---------------------------
    Authorized Representative

ICAP Bond
Form 17-02-5602 (Ed. 10-03) Page 2

                                                      VIGILANT INSURANCE COMPANY

                                                      Endorsement No.: 3

                                                      Bond Number:     82047599

NAME OF ASSURED: ADVANTAGE ADVISERS WHISTLER FUND, LLC

                         NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.    By adding to Section 13, Termination, the following:

      Bonds In Effect Sixty (60) Days Or Less

      If this Bond has been in effect for less than sixty (60) days and if it is not a renewal Bond, the COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination.

      Bonds In Effect More Than Sixty (60) Days

      If this Bond has been in effect for sixty (60) days or more, or if it is a renewal of a Bond issued by the COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination. Furthermore, when the Bond is a renewal or has been in effect for sixty (60) days or more, the COMPANY may terminate only for one or more of the reasons stated in 1-7 below.

      1.    Nonpayment of premium;

      2. Conviction of a crime arising out of acts increasing the hazard insured against;

      3. Discovery of fraud or material misrepresentation in the obtaining of this Bond or in the presentation of a claim thereunder;

      4. Violation of any provision of this Bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;

      5. If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this Bond, which results in the property becoming uninsurable in accordance with the COMPANY's objective, uniformly applied underwriting standards in effect at the time this Bond was issued or last renewed; or material change in the nature or extent of this Bond occurring after issuance or last annual renewal anniversary date of this Bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this Bond was issued or last renewed;

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03) Page 1

      6. A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY's policyholders, creditors or the public, or continuing the Bond itself would place the COMPANY in violation of any provision of the New York Insurance Code; or

      7. Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the PROPERTY will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.

      Notice Of Termination

      Notice of termination under this SECTION shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this Bond. The COMPANY, however, may deliver any notice instead of mailing it.

      Return Premium Calculations

      The COMPANY shall refund the unearned premium computed pro rata if this Bond is terminated by the COMPANY."

2.    By adding a new Section reading as follows:

      "Section 17. Election To Conditionally Renew / Nonrenew This Bond Conditional Renewal

      If the COMPANY conditionally renews this Bond subject to:

      1.    Change of limits of liability;

      2.    Change in type of coverage;

      3.    Reduction of coverage;

      4.    Increased deductible;

      5.    Addition of exclusion; or

      6. Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in Notices Of Nonrenewal And Conditional Renewal immediately below.

      Notices Of Nonrenewal And Conditional Renewal

      1. If the COMPANY elects not to renew this Bond, or to conditionally renew this Bond as provided herein, the COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:

            a.    The expiration date; or

            b. The anniversary date if this Bond has been written for a term of more than one year.

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03) Page 2

      2. Notice shall be mailed or delivered to the ASSURED at the address shown on the DECLARATIONS of this Bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.

      3. Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the Bond has been replaced or is no longer desired.

3. By adding to General Agreement B., Representations Made By Assured, the following:

      No misrepresentation shall be deemed material unless knowledge by the COMPANY would have lead to the COMPANY'S refusal to write this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on September 2, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 2, 2008

   /s/ Robert Hamburger
   ---------------------------
    Authorized Representative

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03) Page 3

                                                               ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: September 2, 2008       VIGILANT INSURANCE COMPANY
                                                Endorsement/Rider No.   4
                                                To be attached to and
                                                form a part of Bond No. 82047599

Issued to: ADVANTAGE ADVISERS WHISTLER FUND, LLC

      DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
                                   ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1. The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2. The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

      If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured INVESTMENT COMPANIES and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

   /s/ Robert Hamburger
   ---------------------------
    Authorized Representative

17-02-2437 (12/2006) rev.

Effective date of
this endorsement: September 2, 2008    VIGILANT INSURANCE COMPANY
                                       Endorsement No.: 5
                                       To be attached to and form a part of Bond
                                       Number:          82047599

Issued to: ADVANTAGE ADVISERS WHISTLER FUND, LLC

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 2, 2008

   /s/ Robert Hamburger
   ---------------------------
    Authorized Representative

Form 14-02-9228 (Ed. 4/2004)

                        POLICYHOLDER DISCLOSURE NOTICE OF

                          TERRORISM INSURANCE COVERAGE

             (FOR POLICIES WITH NO TERRORISM EXCLUSION OR SUBLIMIT)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December
31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

                                IMPORTANT NOTICE:

THE SEC REQUIRES PROOF OF YOUR FIDELITY INSURANCE POLICY

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

IMPORTANT NOTICE TO POLICYHOLDERS

      All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

            Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)